Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi - 110 001
DISTRIBUTION OF SHAREHOLDING AS ON QUARTER ENDED 31-03-2006

S.NO.	CATEGORY	NO OF SHARES	PERCENTAGE OF
		HELD	SHAREHOLDING
A	Promoter's holding
1	Promotor's

a.	Indian Promotors( Government of India & Nominees)	354,372,740	56.25

b.	Foreign Promoters	NIL	NIL

2	Persons acting in Concert	NIL	NIL

	Sub Total	354,372,740	56.25
B.	Non-Promoter's Holding

3	Institutional Investors

a.	Mutual Funds	20,979,309	3.33

b.	Banks, Financial Institutions, Insurance Companies
	(Central/State Govt. Institutions/ Non-Govt Institutions)	92,516,895	14.69

c.	Foreign Institutional Investors	82,131,630	13.04

	Sub-Total	195,627,834	31.05
4	Others

a.	Private Corporate Bodies	16,172,490	2.57
b.	Indian Public	17,059,151	2.71
c.	NRIs/OCBs	948,017	0.15
d.	Any other (ADR/GDRs/ADSs)	45,819,768	7.27

	Sub-Total	79,999,426	12.70

	Grand Total	630,000,000	100.00

	TOTAL FOREIGN SHAREHOLDING

	CATEGORY	NO. OF SHARES	%AGE

	NRI/ OCB/ GDR	46,767,785	7.42

	FIIs	82,131,630	13.04

	TOTAL	128,899,415	20.46

	PLACE: NEW DELHI
	DATE:	(S.C.AHUJA)
		COMPANY SECRETARY